UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170177

DIVISION OF
CORPORATION FINANCE

March 14, 2017

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Amazon.com, Inc.
Incoming letter dated January 23, 2017

Dear Mr. Mueller:

This is in response to your letter dated January 23, 2017 concerning the shareholder proposal submitted to Amazon by the AFL-CIO Reserve Fund and the Emma Creighton Irrevocable Trust. We also have received a letter from the AFL-CIO dated February 16, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Corey Klemmer
American Federation of Labor and Congress of Industrial Organizations
cklemmer@aflcio.org

March 14, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Amazon.com, Inc.
Incoming letter dated January 23, 2017

The proposal requests that the board prepare a report on the use of criminal background checks in hiring and employment decisions for the company's employees, independent contractors and subcontracted workers.

We are unable to concur in your view that Amazon may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal transcends ordinary business matters. Accordingly, we do not believe that Amazon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Brian V. Soares
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

AFL-CIO
AMERICA'S UNIONS

American Federation of Labor and Congress of Industrial Organizations
815 16th St., NW
Washington, DC 20006
202-637-5000
www.aflcio.org

February 16, 2017

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Amazon.com, Inc. seeking a report on the risk of racial discrimination in the use of criminal background checks

Dear Sir/Madam:

I am writing in response to the letter sent by Gibson Dunn on behalf of Amazon.com, Inc. (the "Company") dated January 23, 2017. In its letter, the Company argues that it may exclude a shareholder proposal (the "Proposal") submitted by the AFL-CIO Reserve Fund and Zevin Asset Management, LLC from the Company's proxy materials on the grounds that it relates to the Company's ordinary business operations (Rule 14a-4(i)(7)). The Company requests that the Securities and Exchange Commission's Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action if the Company omits the Proposal. We disagree and respectfully request that you deny the Company's no-action request.

Pursuant to Staff Legal Bulletin 14D (CF), a copy of this letter is being e-mailed concurrently to the Company's legal counsel.

I. The Proposal is not excludable under the ordinary business exemption because it addresses a significant social policy issue.

The Proposal calls for a report on the risks of racial discrimination in the Company's use of criminal background checks in hiring and employment decisions. The Staff has long held the view that employment discrimination is a significant social policy issue that transcends the Company's ordinary business. *Release 34-40019* (May 21, 1998). The Release stated specifically:

> proposals relating to [employment] matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

The United States incarcerates more of its citizens per capita *and* by absolute numbers than China or Russia.[1] One significant result of this statistic is that an unprecedented 70 million American adults, or nearly 30% of our domestic labor market, have a criminal record of some sort.[2] Having a criminal record seriously diminishes an individual's access to employment.[3] Employment, however, is uniquely effective in preventing recidivism.[4]

The criminal justice system disproportionately affects people of color: white men over age 18 are incarcerated at a rate of 1 in 106 while the rate for black men of the same age is 1 in 15. One in every 9 black men between the ages of 20 and 34 is incarcerated on any given day.[5] By virtue of the disparate impact of the criminal justice system on people of color, the use of criminal background checks in employment is inherently an issue of employment discrimination.

In 2012, the Equal Employment Opportunity Commission ("EEOC") issued guidelines specifically addressing the risks of racial discrimination through the overly broad application of criminal background checks in employment decisions.[6] As described by the EEOC guidelines, the overly broad application of facially neutral criminal background check requirements to employment decisions creates a risk of unlawful employment discrimination.

The specific issue of criminal background checks impact on employment decisions is also, itself, a significant social policy issue. It has driven a national conversation about criminal justice reform and reducing barriers to reentry for citizens returning from incarceration. The problems

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[1] Wagner and Walsh, "States of Incarceration: The Global Context 2016" *Prison Policy Initiative,* (June 16, 2016). Available at: https://www.prisonpolicy.org/global/2016.html.

[2] "Ensuring People with Convictions Have a Fair Chance to Work" *National Employment Law Project.* Available at: http://www.nelp.org/campaign/ensuring-fair-chance-to-work/.

[3] Decker, Spohn and Ortiz, "Criminal Stigma, Race, Gender and Employment: An Expanded Assessment of the Consequences of Imprisonment for Employment" *Final Report to the National Institute of Justice, School of Criminology and Criminal Justice, Arizona State University,* (2010). Available at: http://thecrimereport.s3.amazonaws.com/2/fb/e/2362/criminal_stigma_race_crime_and_unemployment.pdf.

[4] Redcross, Cindy, Megan Millenky, Timothy Rudd, and Valerie Levshin (2012). *More Than a Job: Final Results from the Evaluation of the Center for Employment Opportunities (CEO) Transitional Jobs Program.* OPRE Report 2011-18. Washington, DC: Office of Planning, Research and Evaluation, Administration for Children and Families, U.S. Department of Health and Human Service. Available at: http://acf.gov/programs/opre/index.html.

[5] "One in 100: Behind Bars in America 2008" *The PEW Center on the States,* (February 2008). Available at: http://www.pewtrusts.org/~/media/legacy/uploadedfiles/wwwpewtrustsorg/reports/sentencing_and_corrections/onein100pdf.pdf.

[6] "Consideration of Arrest and Conviction Records in Employment Decisions Under Title VII of the Civil Rights Act of 1964" *EEOC Enforcement Guidance* (April 25, 2012). Available at: https://www.eeoc.gov/laws/guidance/arrest_conviction.cfm#IIIA.

created by mass incarceration provide a rare area of agreement between Republicans and Democrats, social justice activists and Fortune 500 companies, and public figures from Barack Obama to the Koch brothers.[7] During the Obama administration, the White House launched a "Fair Chance Hiring Pledge" which over 300 companies have signed, including Wal-Mart Stores (one of Amazon's chief competitors).[8]

The role of criminal background checks in employment decisions has also garnered widespread media attention. A Google search for "employment AND 'criminal background checks'" yields nearly half a million results. Those results are split between news stories, journal articles, reports, and resources to aid individuals personally confronting this obstacle to employment. A search for the same terms on Google News returns 7,720 news stories. Similarly, a LexisNexis search of its "Law Reviews and Journals" database with the same search criteria exceeded 3,000 results – the maximum returnable results. The Company's own use of criminal background checks in employment decisions has also garnered media attention.[9]

The social policy significance of criminal background checks in employment decisions is also illustrated by legislative activity on this issue. Laws limiting the ability of employers to include a check box on hiring applications that asks if applicants have a criminal record, known as "ban-the-box" laws, have gained traction around the country. Over 150 cities and counties have adopted ban-the-box legislation or ordinances, as have 25 states.[10] Former President Obama endorsed ban-the-box by directing federal agencies to delay criminal background checks until later in the hiring process.[11] During the 114th Congress, federal legislation has been introduced in both the Senate (S. 2021: Fair Chance Act)[12] and the House of Representatives (H.R. 3470).[13]

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[7] Trymaine Lee, "America's Incarceration Problem Hits Bipartisan Sweet Spot" *MSNBC,* (March 28, 2015). Available at: http://www.msnbc.com/msnbc/incarceration-bipartisan-sweet-spot.

[8] https://obamawhitehouse.archives.gov/issues/criminal-justice/fair-chance-pledge

[9] Dan Adams, "Fired Drivers Allege Amazon's Background Checks Are Discriminatory" *Boston Globe* (January 31, 2017), available at: https://www.bostonglobe.com/business/2017/01/31/fired-amazon-drivers-file-class-action-discrimination-complaints/tFiKVM12zNoxNXKmFJcgiN/story.html; see also Kantor & Streitfeld, "Inside Amazon: Wrestling Big Ideas in a Bruising Workplace" *New York Times* (August 15, 2015), available at: https://www.nytimes.com/2015/08/16/technology/inside-amazon-wrestling-big-ideas-in-a-bruising-workplace.html?_r=0; see also Ben Kentish, "Hard-Pressed Amazon Workers in Scotland Sleeping in Tents Near Warehouse to Save Money" *The Independent* (December 2016), available at: http://www.independent.co.uk/news/uk/home-news/amazon-workers-sleep-tents-dunfermline-fife-scotland-a7467657.html.

[10] Rodriguez & Avery, "Ban the Box: US Cities, Counties, and States Adopt Fair Hiring Policies" *National Employment Law Policy* (February 1, 2017). Available at: http://www.nelp.org/publication/ban-the-box-fair-chance-hiring-state-and-local-guide/.

[11] "Fact Sheet: President Obama Announces New Actions to Promote Rehabilitation and Reintegration for the Formerly-Incarcerated" *The White House, Office of the Press Secretary* (November 2, 2015). Available at: https://obamawhitehouse.archives.gov/the-press-office/2015/11/02/fact-sheet-president-obama-announces-new-actions-promote-rehabilitation.

[12] https://www.congress.gov/bill/114th-congress/senate-bill/2021/related-bills

[13] https://www.congress.gov/bill/114th-congress/house-bill/3470/text

The letter attempts to justify the Company's use of criminal background checks in employment decisions by pointing to customer safety as a primary concern, stating on page 3:

> "[the drivers] are in constant contact with customers and other members of the public, including children and vulnerable adults, often face-to-face at the customer's doorstep and, in some cases, after dark."

While this rationale might have some merit for the limited use of criminal background checks for delivery drivers depending on the time elapsed since a conviction and the nature of the crime, it does not extend to the Company's use of background checks for all employees, including workers in the Company's corporate headquarters and distribution centers.

Citizens returning from incarceration have been judged and sentenced by our courts and have served their time in prison. To continue to exclude them from employment opportunities after they have paid their debt to society is to effectively impose a second sentence. For these reasons, the use of criminal background checks in employment decisions is an unambiguous significant social policy concern that merits a vote by shareholders.

II. The proposal does not touch the Company's ordinary business operations.

The Company has put forth a number previous Staff no-action decision letters in an effort to avoid confronting the significant social policy issue raised by the Proposal. For the reasons below, these decisions are distinguishable from the current Proposal.

a. The Proposal does not interfere with the Company's management of its workforce.

The Company cites three no-action letters regarding proposals which made specific directives pertaining to the management of each company's workforce (*PG&E Corp*, avail Mar. 7, 2016; *Berkshire Hathaway Inc*., avail. Jan 31, 2012; *Starwood Hotels & Resorts Worldwide, Inc*., avail. Feb 14, 2012). The fourth proposal referenced, *Fluor Corp* (Feb 3, 2005), was a request for information, but like the first three, also gave specific directives as to what should be included in the report. The instant Proposal is distinguishable from each of these four examples in that it affords the Company considerable discretion by asking for a review of the risks of racial discrimination that may arise from the use of criminal background checks.

b. The Proposal does not address customer relations.

The no-action letters that the Company references – *Ford Motor Co.* (Feb. 13, 2013), *Coca-Cola Co.* (Feb. 17, 2010), *Consolidated Edison, Inc.* (Mar. 10, 2003), and *McDonald's Corp.* (Mar. 19, 1990) – hold little relevance to the Proposal. Each of those proposals involved specific information about the respective companies' customers: customer satisfaction surveys, customer opinions about product quality, customers' lifestyle choices, and the "ethics" of customer engagement. In contrast, the instant Proposal does not address customer relations issues at all.

c. The Proposal does not delve into the Company's legal compliance program.

The Company next cites *Raytheon Co*., (March 25, 2013), *Yahoo! Inc*., (April 3, 2012), and *Yum! Brands, Inc.* (March 5, 2010) to argue that the Proposal is excludable as ordinary business because it relates to the Company's legal compliance. However, the Company's letter inaccurately characterizes the Proposal's reference of the EEOC guidelines and the Civil Rights Act of 1964 in the supporting statement as an attempt to "delve into the Company's legal compliance program." The Proposal's supporting statement simply cites the EEOC guidelines as evidence that the use of criminal background checks can result in employment discrimination. Although employment discrimination is against the law and therefore a matter of legal compliance, the Staff has long recognized that proposals addressing employment discrimination deal with significant social policy issues that transcend the ordinary business matters of the company.

III. The Proposal does not reach past the social issue to specific decisions regarding management of the workforce.

The Company next cites five previous no action letters to suggest that the Proposal reaches into the ordinary business operations of the Company, *Comcast Corp.,* (March 10, 2015), *Apache Corp.,* (March 5, 2008), *The Walt Disney Company,* (November 22, 2006), *AT&T Corp.,* (February 25, 2005), and *The Allstate Corp*. (March 20, 2015). Each example is clearly distinguishable from the present case.

First, *Comcast Corp*. involved a proposal that addressed the protection of political speech by the company's employees. The proponent sought to relate its specific concerns about political speech into a significant social policy issue by setting it in the context of a generic reference to human rights. In the present case, the single focus of the Proposal is consistent throughout: the risk of employment discrimination through the use of criminal background checks. Unlike political speech in the workplace, employment discrimination has long been recognized by the Staff as a significant social policy issue.

Second, in *Apache Corp.*, the proposal requested that management "implement equal employment opportunity polices based on principles specified in the proposal prohibiting discrimination based on sexual orientation and gender identity." The proposal in *Apache Corp*. enumerated 10 areas in the requested principles that should apply to the policies including the company's advertising, sales, and charitable contributions. In contrast, the Proposal under consideration here makes no such request. Instead, the current Proposal is narrowly focused on the issue of employment discrimination.

Third, *The Walt Disney Company* involved a proposal that requested a report on the steps the company was undertaking to avoid the use of negative racial, ethnic, and gender stereotypes in its products. In that case, the bigotry addressed by the proposal was built into the company's product offerings. Our Proposal does not deal with the Company's products. It focuses squarely on the Company's treatment of a significant social policy issue – the risk of racial discrimination in employment through the use of criminal background checks.

Fourth, the proposal at issue in *AT&T Corp.* requested that the company consider discontinuing all domestic partner benefits for executives making over $500,000 per year. This is again distinguishable in that it sought to affect employee benefits. Our Proposal does not address employee compensation issues, but rather the issue of employment discrimination related to the use of criminal background checks.

Finally, the proposal in *The Allstate Corp.* (March 20, 2015) addressed civil rights risks related to the company's use of big data for pricing auto insurance rates for its customers. Notably absent from the proposal in *The Allstate Corp*. is any reference to employment discrimination.

IV. Conclusion

For all the reasons stated above, we respectfully request that the Company's request for no-action relief be denied. The risk of racial discrimination in the use of criminal background checks is a significant social policy issue and a proper area of shareholder concern and engagement. The Company should include our Proposal in its proxy materials. Thank you for your attention to this matter.

Sincerely,

Corey Klemmer
Office of Investment
AFL-CIO

cc: Ronald O. Mueller, Gibson Dunn & Crutcher LLP

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

January 23, 2017

<u>VIA E-MAIL</u>

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Amazon.com, Inc.*
Shareholder Proposal of AFL-CIO Reserve Fund and Zevin Asset Management, LLC
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Amazon.com, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Shareholders (collectively, the "2017 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statements") received from the AFL-CIO Reserve Fund and Zevin Asset Management, LLC (the "Proponents").[1]

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished

[1] The Company is filing a separate request for no action arguing that Zevin Asset Management, LLC's submission of the Proposal and a separate proposal fails to satisfy the one proposal limitation under Rule 14a-8(c).

concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED: Shareholders of Amazon.com (the "Company") request that the Board of Directors prepare a report on the use of criminal background checks in hiring and employment decisions for the Company's employees, independent contractors, and subcontracted workers. The report shall evaluate the risk of racial discrimination that may result from the use of criminal background checks in hiring and employment decisions. The report shall be prepared at reasonable cost and omit proprietary information, and shall be made available on the Company's website no later than the 2018 annual meeting of shareholders.

A copy of the Proposal and its supporting statement, as well as related correspondence from the Proponents, is attached hereto as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Addresses Matters Relating To The Company's Ordinary Business Operations.

The Proposal requests that the Board of Directors (the "Board") prepare a report on the use of criminal background checks in hiring and employment decisions for the Company's employees, independent contractors, and subcontracted workers. In connection with this report, the Proposal requests that the Board evaluate the "risk of racial discrimination." The Supporting Statements acknowledge that "it may be appropriate to disqualify certain individuals with relevant criminal records from specific positions," but expresses the opinion that using criminal background checks in employment decisions "may hurt our Company's competitiveness in attracting and retaining top talent" and "creates significant legal, reputational and operational risks."

The nature of the Company's business requires that it implement controls to protect employees, customers, and the public and thereby serve the interests of shareholders. For example, Company-contracted delivery drivers operate largely independently in the field without direct supervision. They are in constant contact with customers and other members of the public, including children and vulnerable adults, often face-to-face at the customer's doorstep and, in some cases, after dark. The Company is proud of the diverse population of drivers who serve Amazon's customers around the country, and the Company does not allow or condone racial discrimination of any kind, in the background checking process or otherwise. Moreover, the Company's processes for conducting background checks involve complex considerations that are designed to be fair, reasonable, and lawful and to achieve the Company's primary goal of protecting employees, customers and the public. In this respect, the Proposal implicates many aspects of the Company's ordinary business operations, including customer relations, management of the Company's workforce, and legal compliance, and the Proposal therefore may be properly excluded pursuant to Rule 14a-8(i)(7).

A. Background On The Ordinary Business Standard Under Rule 14a-8(i)(7)

According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. As relevant here, one of these considerations was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."

A shareholder proposal being framed in the form of a request for a report does not change the nature of the proposal. The Commission has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the subject matter of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (Aug. 16, 1983); *see also Johnson Controls, Inc.* (avail. Oct. 26, 1999) ("[Where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under [R]ule 14a-8(i)(7).").

B. Proposals Relating To Management Of A Company's Workforce, Customer Relations, And Legal Compliance Programs Are Excludable Under Rule 14a-8(i)(7)

The Commission and Staff have long held that shareholder proposals may be excluded under Rule 14a-8(i)(7) when they relate to a company's management of its workforce. By requesting a report by the Board that evaluates the Company's use of criminal background checks in "hiring and employment decisions," the Proposal directly implicates the Company's management of its workforce and is therefore excludable.

The Commission recognized in the 1998 Release that "management of the workforce, such as the hiring, promotion, and termination of employees," is "fundamental to management's ability to run a company on a day-to-day basis." Similarly, the Staff has recognized that proposals pertaining to the management of a company's workforce are excludable under Rule 14a-8(i)(7). For example, a proposal in *PG&E Corp.* (avail. Mar. 7, 2016) requested that the company institute a policy banning discrimination in hiring vendor contracts or customer relations. The company argued that the proposal, among other things, could be excluded under Rule 14a-8(i)(7) as relating to the company's "process of identifying new employees, including, for example, outreach, recruitment, interviewing, and deciding which individuals to hire." The Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(7), noting that the proposal related to the company's "ordinary business operations." *See also Berkshire Hathaway Inc.* (avail. Jan. 31, 2012) (concurring that a proposal mandating the dismissal of employees who engaged in behavior that would create a conflict of interest, "constitut[e] cause [for dismissal]" or violate certain other principles specified in the proposal could be excluded because it dealt with "management of [the company's] workforce"); *Starwood Hotels & Resorts Worldwide, Inc.* (avail. Feb. 14, 2012) (concurring that a proposal requesting verification and documentation of U.S. citizenship for the company's U.S. workforce could be excluded because it concerned the "company's management of its workforce"); *Fluor Corp.* (avail. Feb. 3, 2005) (concurring that a proposal requesting information relating to the elimination or relocation of U.S.-based jobs within the company could be excluded as it related to the company's "management of the workforce").

The Staff also has recognized that proposals pertaining to a company's customer relations are excludable under Rule 14a-8(i)(7). *See Ford Motor Co. (Lance Brown)* (avail. Feb. 13, 2013) (concurring in the exclusion of a proposal requesting a review of dealerships with poor customer service, noting that "[p]roposals concerning customer relations are generally excludable under [R]ule 14a-8(i)(7)"); *Coca-Cola Co.* (avail. Feb. 17, 2010) (concurring in the exclusion of a proposal recommending that the company issue a report "discussing policy options to respond to the public concerns . . . regarding bottled water, including . . . the options of providing additional information to consumers," noting that "[p]roposals that concern customer relations and decisions relating to product quality are generally excludable under [R]ule 14a-8(i)(7)"); *Consolidated Edison, Inc.* (avail. Mar. 10, 2003) (proposal requesting that the company adopt a policy that employees of the company who enter a customer's premises not concern themselves with or report on the lifestyles of the occupants of the premises was excludable because it related to the company's "ordinary business operations (i.e., management of employees and customer relations)"); *McDonald's Corp.* (avail. Mar. 19, 1990) (concurring in the exclusion of a proposal recommending that the company adopt policies governing, among other issues, the company's interactions with its customers and noting that the proposal concerned "the [c]ompany's customer and business policies," which "involve decisions dealing with the [c]ompany's business operations").

Similarly, the Staff consistently has recognized shareholder proposals relating to a company's legal compliance program as excludable under Rule 14a-8(i)(7) for infringing on management's core function of overseeing ordinary business practices. For example, in *Raytheon Co.* (avail. Mar. 25, 2013) a proposal requested the board to report on the board's oversight of the company's efforts to implement the Americans with Disabilities Act, the Fair Labor Standards Act, and the Age Discrimination in Employment Act was excludable because it concerned the company's legal compliance program). The Staff concurred that the company could "exclude the proposal under [R]ule 14a-8(i)(7), as relating to Raytheon's ordinary business operations" and went on to state, "Proposals that concern a company's legal compliance program are generally excludable under rule 14a-8(i)(7)." Likewise, in *Yahoo! Inc.* (avail. Apr. 3, 2012), the proponent sought the "due diligence and disclosure" of certain alleged misconduct and "potential abuses" related to the Yahoo! Human Rights Fund and corporate assets in Alibaba. The Staff granted no-action relief under Rule 14a-8(i)(7), stating that the proposal concerned the company's "legal compliance program," and was thus properly excludable as relating to the ordinary business operations of the company. *See also Yum! Brands, Inc.* (avail. Mar. 5, 2010) (proposal seeking management verification of the employment legitimacy of all employees was excludable because it concerned the company's legal compliance program).

C. Regardless Of Whether The Proposal Touches Upon A Significant Policy Issue, The Entire Proposal Is Excludable Because It Addresses Ordinary Business Matters

The well-established precedent set forth above demonstrates that the Proposal addresses ordinary business matters because it acknowledges that "it may be appropriate to disqualify certain individuals with relevant criminal records from specific positions," but seeks to delve into detailed and complex issues implicating the Company's customer relations, management of its workforce and legal compliance programs, and therefore is excludable under Rule 14a-8(i)(7). While the Staff has found some proposals addressing discrimination to implicate significant policy issues, the Proposal is distinguishable from those past proposals because it is not focused on that (or any other) significant policy issue. As discussed below, the Staff consistently has permitted exclusion where a proposal touches upon a significant policy issue but also encompasses topics that relate to ordinary business operations and are not significant policy issues, as is the case here. *See, e.g., Comcast Corp.* (avail. Mar. 10, 2015) (concurring in exclusion under Rule 14a-8(i)(7) of a proposal requesting that management review its policies related to human rights to assess areas in which the company may need to adopt and implement additional policies and to report its findings because "the proposal relates to Comcast's policies concerning its employees"); *Apache Corp.* (avail. Mar. 5, 2008) (concurring in exclusion under Rule 14a-8(i)(7) of a proposal requests that management "implement equal employment opportunity polices based on principles specified in the proposal prohibiting discrimination based on sexual orientation and gender identity," in which the Staff noted that some of the proposed principles related to ordinary business matters); *The Walt Disney Company* (avail. Nov. 22, 2006) (granting relief under Rule 14a-8(i)(7) with regard to a proposal that requested a report on the steps the company was undertaking to avoid the use of negative racial, ethnic, and gender stereotypes in its products); *AT&T Corp.* (avail. Feb. 25, 2005) (granting relief under Rule 14a-8(i)(7) with regard to proposal that requested that the company consider discontinuing all domestic partner benefits for executives making over $500,000 per year).[2]

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[2] Similarly, the Staff has allowed the exclusion of proposals requesting that companies adopt "principles for comprehensive health care reform" when such proposals also included a request for annual reporting on ordinary business operations. *See Wyeth* (avail. Feb. 25, 2008) and *CVS Caremark Corp.* (avail. Jan. 31, 2008, recon. denied Feb. 29, 2008). The *Wyeth* and *CVS* proposals asserted that health care access was "an overriding public policy issue for the health care industry" and "[b]esides the Iraqi war, the greatest public policy issue in the 2008 presidential campaign." However, because the proposals' supporting statements also urged each of the companies' boards "to report annually about how it is implementing such principles," the Staff concurred that the proposals could be excluded as relating to the companies' ordinary business operations. Based on this reference in the proposals' supporting statements, the *Wyeth* and *CVS* proposals were excludable under Rule 14a 8(i)(7) while several virtually identical proposals that lacked

Here, the Proposal does not object to the Company's use of criminal background checks in employment decisions, acknowledging that "it may be appropriate to disqualify certain individuals with relevant criminal records from specific positions." Instead, the Proposal seeks to delve into the Company's legal compliance programs, asserting that "the use of arrest and conviction records in employment decisions *may* violate the Civil Rights Act of 1934 and the Equal Employment Opportunity Commission's guidelines *if* such polices are not job related for the position in question and consistent with business necessity." (emphasis added). The Supporting Statements also confirm that the Proponents are seeking to address the Company's management of its workforce and customer relations, asserting that the use of criminal background checks "may hurt our Company's competitiveness in attracting and retaining top talent" and "creates significant legal, reputational and operational risks."

However, there are many important considerations that the Company must evaluate when determining whether and how to use criminal background checks in hiring and employment decisions. The Company's use of criminal background checks in its hiring and employment decisions and when engaging independent contractors is designed to ensure that the Company's customers are safe, which is critically important to managing the Company's legal, reputational, and operational risks. As part of the Company's legal compliance program, it has structured its employment practices to comply with applicable law. Importantly, as the Supporting Statements acknowledge, Title VII allows for targeted screens that consider the nature of any past criminal conduct, the time elapsed since the commission of the crime, and the nature of the job for which an individual is being considered.[3] Thus, the Proposal's request for a report on the use of criminal background checks in hiring and employment decisions implicates many ordinary business considerations, including management of the workforce, customer relations, and the Company's legal compliance program.

In this respect, the Proposal is comparable to the one considered in *The Allstate Corp.* (avail. Mar. 20, 2015), in which the Staff concurred with the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board prepare a report describing how the board and management identify, oversee, and analyze civil rights risks related to the company's use of big data. The company argued that the proposal related to the use of big data and that, notwithstanding the references to civil rights risks, the proposal nevertheless implicated the

such an additional element were not. *See Exxon Mobil Corp.* (avail. Feb. 25, 2008); *The Boeing Co.* (avail. Feb. 5, 2008); *United Technologies Corp.* (avail. Jan. 31, 2008).

[3] *See* EEOC Enforcement Guidance, *Consideration of Arrest and Conviction Records in Employment Decisions Under Title VII of the Civil Rights Act of 1964*, No. 915.002 (Apr. 25, 2012), *available at* https://www.eeoc.gov/laws/guidance/arrest_conviction.cfm.

use of customer information, pricing determinations, product development, and product advertising, each of which are fundamental to the operation of the company's business. Similarly, here, the Proposal relates to an issue that has never been found to raise a significant policy issue—the use of criminal background checks in hiring and employment decisions—and the Proposal implicates the Company's customer relations, management of its workforce, and conduct of its legal compliance program, all of which are fundamental aspects of the Company's ordinary business operations. Accordingly, as the Proposal addresses ordinary business unrelated to racial discrimination, the Proposal may be excluded under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, or Mark Hoffman, the Company's Vice President & Associate General Counsel and Assistant Secretary, at (206) 266-2132.

Sincerely,

Ronald O. Mueller

Enclosures

cc: Brandon Rees, AFL-CIO Reserve Fund
Pat Tomaino, Zevin Asset Management, LLC
Mark Hoffman, Amazon.com, Inc.

EXHIBIT A

AFL-CIO

AMERICA'S UNIONS

American Federation of Labor and Congress of Industrial Organizations

815 16th St., NW
Washington, DC 20006
202-637-5000
www.aflcio.org

December 6, 2016

Amazon.com, Inc.
Office of the Corporate Secretary
410 Terry Avenue North
Seattle, Washington 98109

Dear Corporate Secretary:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2016 proxy statement of Amazon.com Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2017 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

The Fund is the beneficial owner of 232 shares of voting common stock (the "Shares") of the Company. The Fund has held at least $2,000 in market value of the Shares for over one year, and the Fund intends to hold at least $2,000 in market value of the Shares through the date of the Annual Meeting. A letter from the Fund's custodian bank documenting the Fund's ownership of the Shares is enclosed.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at 202-637-5152 or brees@aflcio.org.

Sincerely

Brandon J. Rees, Deputy Director
Office of Investment

BJR/sdw
opeiu #2, afl-cio

RESOLVED: Shareholders of Amazon.com (the "Company") request that the Board of Directors prepare a report on the use of criminal background checks in hiring and employment decisions for the Company's employees, independent contractors, and subcontracted workers. The report shall evaluate the risk of racial discrimination that may result from the use of criminal background checks in hiring and employment decisions. The report shall be prepared at reasonable cost and omit proprietary information, and shall be made available on the Company's website no later than the 2018 annual meeting of shareholders.

SUPPORTING STATEMENT:

Approximately one third of US adults have a criminal record according to the National Employment Law Project (http://www.nelp.org/campaign/ensuring-fair-chance-to-work/). Because the criminal justice system disproportionately affects minorities, the use of arrest and conviction records in employment decisions may violate the Civil Rights Act of 1964 and the Equal Employment Opportunity Commission's guidelines if such policies are not job related for the position in question and consistent with business necessity (https://www.eeoc.gov/laws/guidance/arrest_conviction.cfm).

Our Company is a large and growing employer who also subcontracts with staffing agencies and uses independent contractors for various positions including warehouse jobs and delivery drivers. Like at many companies, criminal background checks are used in hiring decisions for these positions. In our opinion, excluding individuals who have had previous contact with the criminal justice system may hurt our Company's competitiveness in attracting and retaining top talent.

The disparate impact that such practices may have on people of color may also work against our Company's commitment to diversity. While it may be appropriate to disqualify certain individuals with relevant criminal records from specific positions, an overly restrictive ban on employing all individuals with any criminal record in effect imposes a second sentence. We believe that previously incarcerated individuals who have paid their debt to society deserve a chance to achieve gainful employment.

On October 12, 2016, the Lawyers' Committee for Civil Rights and Economic Justice wrote to our Company's CEO Jeff Bezos to express concern about a purported new Company directive that requires delivery companies that our Company contracts with to institute more stringent background check procedures. The letter alleges that dozens of primarily black and Latino delivery drivers in the Boston area were terminated as a result of this change (http://lawyerscom.org/lawyers-committee-urges-amazon-to-halt-employment-practices-that-harm-communities-of-color/).

This proposal urges the Board of Directors to prepare a report on the Company's criminal background check practices and policies and the risk that racial discrimination may result. In our view, the use of criminal background checks for employment decisions creates significant legal, reputational and operational risks. Accordingly, we believe that the Board of Directors has an obligation to adequately inform itself of and manage these material risks to the Company.

For these reasons, we urge shareholders to vote FOR this proposal.

30 North LaSalle Street
Chicago, Illinois 60602
Fax: 312/267-8775

AMALGATRUST
A division of Amalgamated Bank of Chicago

December 6, 2016

Amazon.com, Inc.
Office of the Corporate Secretary
410 Terry Avenue North
Seattle, Washington 98109

Dear Corporate Secretary:

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record holder of 232 shares of common stock (the "Shares") of Amazon.com, Inc. beneficially owned by the AFL-CIO Reserve Fund as of December 6, 2016. The AFL-CIO Reserve Fund has continuously held at least $2,000 in market value of the Shares for over one year as of December 6, 2016. The Shares are held by AmalgaTrust at the Depository Trust Company in our participant account No. 2567.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M Kaplan

Lawrence M. Kaplan
Vice President

cc: Brandon J. Rees
Deputy Director, AFL-CIO Office of Investment

From: Pat Tomaino [mailto:Pat@zevin.com]
Sent: Tuesday, December 06, 2016 11:31 AM
To: Zapolsky, David; 'david.zapolsky@amazon.com'; 'dzapolsky@amazon.com'
Cc: IR
Subject: Shareholder proposal on background checks

Dear Mr. Zapolsky,

Zevin Asset Management serves clients who are long-term investors in Amazon.com, Inc. We believe that all investors would benefit from more clarity on the company's policies and practices related to criminal background checks. Therefore, we are co-filing the attached shareholder proposal on behalf of our client, Emma Creighton Irrevocable Trust.

Please find the attached packet of documents containing our filing letter, the proposal originally submitted by AFL-CIO Reserve Fund, and custodial proof of ownership.

Your office will also receive these documents on December 7 via Overnight UPS. Many thanks for confirming receipt of the attached shareholder proposal at your earliest convenience.

Please contact me at this email address with any correspondence regarding this proposal.

My best,

Pat M. Tomaino

Pat Miguel Tomaino
Associate Director of Socially Responsible Investing | Zevin Asset Management, LLC
11 Beacon Street, Suite 1125 | Boston, MA 02108
617.742.6666 x310 | pat@zevin.com
www.zevin.com

Pioneers in Socially Responsible Investing

Zevin Asset Management, LLC

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

December 6, 2016

Via Overnight UPS and E-Mail

David A. Zapolsky
General Counsel & Corporate Secretary
Amazon.com, Inc.
410 Terry Avenue North
Seattle, Washington 98109
E-mail: David.Zapolsky@amazon.com

Re: Shareholder Proposal for 2017 Annual Meeting

Dear Mr. Zapolsky:

Enclosed please find our letter co-filing the attached shareholder proposal on background checks to be included in the proxy statement of Amazon.com, Inc. (the "Company") for its 2017 annual meeting of stockholders.

Zevin Asset Management is a socially responsible investment manager which integrates financial and environmental, social, and governance research in making investment decisions on behalf of our clients. We wrote to you on October 18, 2016 with concerns about policies and practices around criminal background checks which apparently led to the firing of dozens of primarily Black and Latino delivery drivers previously working on contract for Amazon.com. Investors believe that Amazon.com's use of criminal background checks in hiring and employment decisions presents ongoing legal, reputational, and operational risks—and these risks will intensify as the Company expands its delivery services. We are co-filing the attached proposal because investors would benefit from clarity on how Amazon.com is managing these risks.

Zevin Asset Management is filing on behalf of one of our clients, Emma Creighton Irrevocable Trust (the Proponent), which has continuously held, for at least one year of the date hereof, 7 shares of the Company's stock which would meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended.

Zevin Asset Management, LLC has complete discretion over the Proponent's shareholding account which means that we have complete discretion to buy or sell investments in the Proponent's portfolio. Let this letter serve as a confirmation that the Proponent intends to continue to hold the requisite number of shares through the date of the Company's 2017 annual meeting of stockholders. A letter verifying ownership of Amazon.com shares from our client's custodian is enclosed.

Zevin Asset Management is a co-filer for this proposal. AFL-CIO Reserve Fund is the lead filer and can act on our behalf in withdrawal of this resolution. A representative of the filer will be present at the stockholder meeting to present the proposal. We would appreciate being copied on any correspondence related to this proposal.

Zevin Asset Management welcomes the opportunity to discuss the proposal with representatives of the Company. Please confirm receipt to me on 617-742-6666 or at pat@zevin.com.

Sincerely,

Pat Miguel Tomaino
Associate Director of Socially Responsible Investing
Zevin Asset Management, LLC

RESOLVED: Shareholders of Amazon.com (the "Company") request that the Board of Directors prepare a report on the use of criminal background checks in hiring and employment decisions for the Company's employees, independent contractors, and subcontracted workers. The report shall evaluate the risk of racial discrimination that may result from the use of criminal background checks in hiring and employment decisions. The report shall be prepared at reasonable cost and omit proprietary information, and shall be made available on the Company's website no later than the 2018 annual meeting of shareholders.

SUPPORTING STATEMENT:

Approximately one third of US adults have a criminal record according to the National Employment Law Project (http://www.nelp.org/campaign/ensuring-fair-chance-to-work/). Because the criminal justice system disproportionately affects minorities, the use of arrest and conviction records in employment decisions may violate the Civil Rights Act of 1964 and the Equal Employment Opportunity Commission's guidelines if such policies are not job related for the position in question and consistent with business necessity (https://www.eeoc.gov/laws/guidance/arrest_conviction.cfm).

Our Company is a large and growing employer who also subcontracts with staffing agencies and uses independent contractors for various positions including warehouse jobs and delivery drivers. Like at many companies, criminal background checks are used in hiring decisions for these positions. In our opinion, excluding individuals who have had previous contact with the criminal justice system may hurt our Company's competitiveness in attracting and retaining top talent.

The disparate impact that such practices may have on people of color may also work against our Company's commitment to diversity. While it may be appropriate to disqualify certain individuals with relevant criminal records from specific positions, an overly restrictive ban on employing all individuals with any criminal record in effect imposes a second sentence. We believe that previously incarcerated individuals who have paid their debt to society deserve a chance to achieve gainful employment.

On October 12, 2016, the Lawyers' Committee for Civil Rights and Economic Justice wrote to our Company's CEO Jeff Bezos to express concern about a purported new Company directive that requires delivery companies that our Company contracts with to institute more stringent background check procedures. The letter alleges that dozens of primarily black and Latino delivery drivers in the Boston area were terminated as a result of this change (http://lawyerscom.org/lawyers-committee-urges-amazon-to-halt-employment-practices-that-harm-communities-of-color/).

This proposal urges the Board of Directors to prepare a report on the Company's criminal background check practices and policies and the risk that racial discrimination may result. In our view, the use of criminal background checks for employment decisions creates significant legal, reputational and operational risks. Accordingly, we believe that the Board of Directors has an obligation to adequately inform itself of and manage these material risks to the Company.

For these reasons, we urge shareholders to vote FOR this proposal.

Zevin Asset Management, LLC

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

December 6, 2016

To Whom It May Concern:

Please find attached UBS Financial Services custodial proof of ownership statement of Amazon.com, Inc (AMZN) from Emma Creighton Irrevocable Trust. Zevin Asset Management, LLC is the investment advisor to Emma Creighton Irrevocable Trust and co-filed a shareholder resolution on background checks on behalf of Emma Creighton Irrevocable Trust.

This letter serves as confirmation that Emma Creighton Irrevocable Trust is the beneficial owner of the above referenced stock.

Sincerely,

Pat Miguel Tomaino
Associate Director of Socially Responsible Investing
Zevin Asset Management, LLC

UBS

UBS Financial Services Inc.
38 Eastwood Dr.
Suite 400
South Burlington, VT 05403
Tel. 802-863-8430
Toll Free 800-821-1272

www.ubs.com

December 6, 2016

To Whom It May Concern:

This is to confirm that DTC participant (number 0221) UBS Financial Services Inc is the custodian for 7 shares of stock in Amazon.com, Inc (AMZN) owned by Emma Creighton Irrevocable Trust.

We confirm that the above account has beneficial ownership of at least $2,000 in market value of the voting securities of AMZN and that such beneficial ownership has continuously existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

The shares are held at Depository Trust Company under the Nominee name of UBS Financial Services.

This letter serves as confirmation that Emma Creighton Irrevocable Trust is the beneficial owner of the above referenced stock.

Zevin Asset Management, LLC is the investment advisor to Emma Creighton Irrevocable Trust and is planning to co-file a shareholder resolution on behalf of Emma Creighton Irrevocable Trust.

Sincerely,

Russell Gentner
Authorized Officer
Administrative Manager

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

Client: 03981-00220

December 10, 2016

VIA OVERNIGHT MAIL

Pat Miguel Tomaino
Associate Director of Socially Responsible Investing
Zevin Asset Management, LLC
11 Beacon Street, Suite 1125
Boston, MA 02108

Dear Mr. Tomaino:

I am writing on behalf of Amazon.com, Inc. (the "Company"), which received on November 28, 2016 your shareholder proposal regarding minimum wage reform purportedly submitted on behalf of Trust U/D Gardner Botsford ("Proposal I") and on December 6, 2016 your shareholder proposal regarding criminal background checks purportedly submitted on behalf of Emma Creighton Irrevocable Trust ("Proposal II") pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2017 Annual Meeting of Shareholders (collectively, "the Proposals"). The Proposals contain certain procedural deficiencies, which SEC regulations require us to bring to your attention.

Pursuant to Rule 14a-8(c), a proponent may submit no more than one proposal to a company for a particular shareholders' meeting. Your letters to the Company, dated November 28, 2016 and December 6, 2016, included cover letters stating that you are submitting Proposal I "on behalf of" Trust U/D Gardner Botsford and Proposal II "on behalf of" Emma Creighton Irrevocable Trust. However, the cover letters each indicate that "Zevin Asset Management, LLC has complete discretion over the Proponent's shareholding account which means that we have complete discretion to buy or sell investments in the Proponent's portfolio." Immediately following this statement, Zevin Asset Management, LLC states in each letter that its letter is intended to "serve as confirmation that the Proponent intends to continue to hold the requisite number of shares through the date of the Company's 2017 annual meeting of stockholders." As well, the November 28, 2016 letter further states, "We [Zevin] have elected to file the attached proposal" and the December 6, 2016 letter states, "We [Zevin] are co-filing the attached proposal." Based on your statements in the cover letters accompanying the Proposals and Zevin Asset Management, LLC's complete discretion over shares of the Company's stock, it appears that Zevin Asset Management, LLC is the proponent of the Proposals. The submission of more than one proposal by a proponent is not permitted under Rule 14a-8(c). Rule 14a-8 requires that you correct this procedural deficiency by indicating which proposal you would like to submit for the Company's 2017 Annual Meeting of Shareholders and which proposal you would like to withdraw.

Please note that under Rule 14a-8(b) of the Exchange Act, a shareholder proponent must provide the company with a written statement that the shareholder intends to continue to hold the requisite number of shares through the date of the shareholders' meeting at which the proposal will be voted on by the shareholders. The SEC staff has stated that "[t]he shareholder must provide this written statement." See SEC Staff Legal Bulletin No. 14, Question (C)(1)(d) (July 13, 2001). Therefore, if Zevin Asset Management, LLC is not the proponent of the Proposals, please provide evidence that Trust U/D Gardner Botsford and Emma Creighton Irrevocable Trust had authorized Zevin Asset Management, LLC to submit the Proposals on their behalf as of the date each Proposal was submitted (November 28, 2016 and December 6, 2016, respectively); and (2) under Rule 14a-8(b), a written statement by Trust U/D Gardner Botsford and Emma Creighton Irrevocable Trust that each intends to continue to hold the requisite number of shares through the date of the Company's 2017 Annual Meeting of Shareholders.

In addition to the foregoing, Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received adequate proof that you have satisfied Rule 14a-8's ownership requirements as of the date that Proposal I was submitted to the Company. The November 28, 2016 letter from Hemenway & Barnes LLP that you provided is insufficient because it is not from a Depository Trust Company participant, as described below.

To remedy this defect, you must submit sufficient proof of your continuous ownership of the required number or amount of Company shares for the one-year period preceding and including November 28, 2016, the date Proposal I was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the required number or amount of Company shares for the one-year period preceding and including November 28, 2016; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the required number or amount of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and

a written statement that you continuously held the required number or amount of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the required number or amount of Company shares for the one-year period preceding and including November 28, 2016.

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the required number or amount of Company shares for the one-year period preceding and including November 28, 2016. You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including November 28, 2016, the required number or amount of Company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Gibson, Dunn & Crutcher LLP, 1050 Connecticut Ave., N.W., Washington, DC 20036. Alternatively, you may transmit any response by email to me at rmueller@gibsondunn.com.

If you have any questions with respect to the foregoing, please contact me at (202) 955-8671. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Ronald O. Mueller

cc: Emma Creighton Irrevocable Trust, c/o Zevin Asset Management, LLC
Trust U/D Gardner Botsford, c/o Zevin Asset Management, LLC
Mark Hoffman, Amazon.com, Inc.
Gavin McCraley, Amazon.com, Inc.

Enclosures

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to ''you'' are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

> (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.
>
> (2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:
>
> > (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or
> >
> > (ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:
> >
> > > (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

> (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.
>
> (2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.
>
> (3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

> (1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
>
> > *Note to paragraph (i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.
>
> (2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
>
> > *Note to paragraph (i)(2):* We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.
>
> (3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
>
> (4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
>
> (5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
>
> (6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

> (i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or
>
> (ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the “Division”). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the “Commission”). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division’s Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute “record” holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division’s new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission’s website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals.

Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

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From: Pat Tomaino [mailto:Pat@zevin.com]
Sent: Tuesday, December 13, 2016 3:59 PM
To: Mueller, Ronald O. <RMueller@gibsondunn.com>
Subject: Amazon.com shareholder proposals

Dear Mr. Mueller,

Thank you for your letter dated December 10, 2016 detailing certain purported deficiencies in the shareholder proposals submitted by Zevin Asset Management, LLC's clients.

To clarify, Zevin Asset Management, LLC is *not* the proponent of the proposal regarding minimum wage reform (your "Proposal I") nor of the proposal regarding criminal background checks (your "Proposal II").

Trust U/D Gardner Botsford is the proponent of the proposal regarding minimum wage reform. Trustee Nancy Gardiner authorized Zevin Asset Management, LLC to file that proposal on behalf of Trust U/D Gardner Botsford on November 28, 2016.

- I have attached a letter from Ms. Gardiner (labeled "Min Wage_Gardiner letter of appointment") confirming that authorization and Ms. Gardiner's intention, as trustee, that Trust U/D Gardner Botsford will continue to hold the requisite number of shares through the date of Amazon's 2017 annual meeting of stockholders, in compliance with the SEC rules.
- I have attached a second letter (labeled "Min Wage_State Street custodial letter") from State Street Bank and Trust, the custodial bank serving Trust U/D Gardner Botsford, confirming the proponent's holding in line with the SEC rules.

Emma Creighton Irrevocable Trust is the proponent of the proposal regarding criminal background checks. Trustee William Creighton authorized Zevin Asset Management, LLC to file that proposal on behalf of Emma Creighton Irrevocable Trust on December 6, 2016.

- I have attached a letter from William Creighton (labeled "Background Checks_Creighton letter of appointment") confirming that authorization and Mr. Creighton's intention, as trustee, that Emma Creighton Irrevocable Trust will continue to hold the requisite number of shares through the date of Amazon's 2017 annual meeting of stockholders, in compliance with the SEC rules.

I trust that these documents will satisfy the requests in your letter. Kindly respond to me at this e-mail address confirming receipt and do alert me if you require any other information.

Sincerely

Pat M. Tomaino

Pat Miguel Tomaino
Associate Director of Socially Responsible Investing | Zevin Asset Management, LLC
11 Beacon Street, Suite 1125 | Boston, MA 02108
617.742.6666 x310 | pat@zevin.com
www.zevin.com

Pioneers in Socially Responsible Investing

received this e-mail by mistake and delete this e-mail from your system. If you are not the intended recipient you are notified that disclosing, copying, distributing or taking any action in reliance on the contents of this information is strictly prohibited.

Hemenway
& Barnes LLP

Nancy B. Gardiner
Direct Dial (617) 557-9767
ngardiner@hembar.com

75 State Street
16th Floor
Boston, MA 02109-1466
t 617 227 7940
f 617 227 0781
www.hembar.com

December 13, 2016

Re: Botsford Trust UD Gardner Botsford
Appointment of Zevin Asset Management, LLC

To Whom it May Concern:

I hereby confirm that I have authorized and appointed Zevin Asset Management, LLC (or its agents), to represent Trust U/D Gardner Botsford ("the Trust") in regard to holdings of Amazon.com, Inc ("the Company" or AMZN) in all matters relating to shareholder engagement – including (but not limited to):

- The submission, negotiation, and withdrawal of shareholder proposals
- Requesting letters of verification from custodians, and
- Voting, attending and presenting at shareholder meetings

To a company receiving a shareholder proposal under this durable appointment and grant of authority, please consider this letter as both authorization and instruction to:

- Dialogue with Zevin Asset Management, LLC
- Comply with all requests/instructions in relation to the matters noted above
- Direct all correspondence, questions, or communication regarding same to Zevin Asset Management, LLC (address listed below)

This letter of authorization and appointment is intended to be durable, and forward-looking.

I authorized Zevin Asset Management, LLC to file the minimum wage reform proposal on behalf of Trust U/D Gardner Botsford on November 28, 2016. As trustee, I hereby also confirm my intention that the Trust will continue to hold the requisite number of AMZN shares through the date of the Company's 2017 annual meeting of stockholders, in compliance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended.

Sincerely,

Nancy B. Gardiner

Nancy B. Gardiner
Trustee

1017411v1

Global Services

STATE STREET.

December 13, 2016

To Whom It May Concern:

Please be advised that Trust U/D Gardner Botsford (the "Trust") currently maintains an account at DTC Participant 0987, State Street Bank and Trust which contains 897 shares of Amazon.com, Inc (AMZN). Those 897 shares were held in the Trust's account for the one-year period preceding and including November 28, 2016.

We confirm that the Trust's account has beneficial ownership of at least $2,000 in market value of the voting securities of AMZN and that such beneficial ownership has continuously existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

This letter serves as confirmation that Trust U/D Gardner Botsford is the beneficial owner of the above referenced stock.

Zevin Asset Management, LLC is the investment advisor to Trust U/D Gardner Botsford and filed a shareholder resolution on behalf of Trust U/D Gardner Botsford.

Do not hesitate to contact me at 617-537-3186 if you have any further questions.

Sincerely,

Tim P

Timothy Porter
Client Service Manager

December 13, 2016

William Creighton, Trustee

FISMA & OMB MEMORANDUM M-07-16

Re: Appointment of Zevin Asset Management, LLC

To Whom It May Concern:

I hereby confirm that I have authorized and appointed Zevin Asset Management, LLC (or its agents), to represent the Emma Creighton Irrevocable Trust in regard to its holdings of Amazon.com, Inc (AMZN) in all matters relating to shareholder engagement – including (but not limited to):

- The submission, negotiation, and withdrawal of shareholder proposals
- Requesting letters of verification from custodians, and
- Voting, attending and presenting at shareholder meetings

To a company receiving a shareholder proposal under this durable appointment and grant of authority, please consider this letter as both authorization and instruction to:

- Dialogue with Zevin Asset Management, LLC
- Comply with all requests/instructions in relation to the matters noted above
- Direct all correspondence, questions, or communication regarding same to Zevin Asset Management, LLC (address listed below)

This letter of authorization and appointment is intended to be durable, and forward-looking.

I authorized Zevin Asset Management, LLC to co-file the criminal background checks proposal on behalf of Emma Creighton Irrevocable Trust on December 6, 2016. As trustee, I hereby also confirm my intention that the Trust will continue to hold the requisite number of AMZN shares through the date of the Company's 2017 annual meeting of stockholders, in compliance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended.

Sincerely,

Wm P. Creighton TTE Emma Creighton Trust

Signature – William Creighton, Trustee of the Emma Creighton Irrevocable Trust